SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2008

AIR METHODS CORPORATION 401(k) PLAN
(Full title of plan)

Air Methods Corporation
7301 South Peoria St., Englewood, Colorado 80112
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan as of and for the years ended December 31, 2008 and 2007, prepared in accordance with the financial reporting requirements of ERISA, along with the reports thereon of independent registered public accounting firm, are provided beginning on page 1 attached hereto.

EXHIBIT

23.1 Consent of Ehrhardt, Keefe, Steiner & Hottman, P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Air Methods Corporation 401(k) Plan
(Name of Plan)

Dated: June 26, 2009	By:	/s/ Kathleen Ann Bailey
Kathleen Ann Bailey
Benefits and Compensation Manager
Air Methods Corporation
Plan Administrator

AIR METHODS CORPORATION 401(k) PLAN

Financial Statements
and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

AIR METHODS CORPORATION 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Plan Administrator, Committee, and Participants
Air Methods Corporation 401(k) Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of Air Methods Corporation 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for  benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i - schedule of assets (held at end of year) of the Air Methods Corporation 401(k) Plan as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2008, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Ehrhardt, Keefe, Steiner & Hottman, P.C.

Dated: June 26, 2009
Denver, Colorado

AIR METHODS CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31

	2008	2007

Investments, at fair value
Mutual funds	$59,073,619	68,189,193
Guaranteed interest account	9,388,005	6,796,738
Money market funds	4,362,622	2,284,121
Company stock	2,786,628	6,135,153
Loans to participants	2,495,256	1,790,549

Total investments	78,106,130	85,195,754

Other receivables	16,203	2,012

Excess contributions payable	87,943	38,143
Other liabilities	---	26,954

Net assets available for benefits	$78,034,390	85,132,669

See accompanying notes to financial statements.

(Continued)

AIR METHODS CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31

	2008	2007

Contributions:
Employer	$6,450,165	4,652,262
Employee	13,163,552	9,226,118
Rollover	694,303	814,639

Total contributions	20,308,020	14,693,019

Investment (loss) income:

Net realized and unrealized (depreciation) appreciation of investments	(41,105,310)	3,414,438
Interest and dividends	2,848,660	4,720,075

Net investment (loss) income	(38,256,650)	8,134,513

Distributions to participants including, administrative expenses and other	(9,732,552)	(6,044,345)

Net (decrease) increase prior to asset transfers from other plan	(27,681,182)	16,783,187

Transfer of assets from other plan	20,582,903	---

Net (decrease) increase in net assets available for benefits	(7,098,279)	16,783,187

Net assets available for benefits:
Beginning of year	85,132,669	68,349,482

End of year	$78,034,390	85,132,669

See accompanying notes to financial statements

(Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The Air Methods Corporation 401(k) Plan (the Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

(b)	Investments

The Plan’s investments are managed by Fidelity Management Trust Company (Fidelity), the trustee of the Plan.  The Plan’s investments are stated at their fair values.  Air Methods Corporation common stock, which is traded on a national securities exchange is valued based upon the last reported sales price on the last day of the Plan year.  Mutual Funds are valued at quoted market prices.  Money Market Funds are valued at cost plus accrued interest, which approximates fair value.  Common/collective trusts are valued based upon the market value of the underlying investments.  Changes in market values after the plan year-end are not reflected in the accompanying financial statements.

Investment transactions are recorded on the date of purchase or sale (trade date).  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The plan’s interest in the guaranteed interest account (Stable Value Fund) is based on the fair value of the Stable Value Fund’s underlying investments using information reported by the investment advisor in the audited financial statements of the Stable Value Fund at year end.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment.  No adjustment of the investment from fair value to contract value was required as contract value approximated fair value at December 31, 2008 and 2007.

(Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

As of December 31, 2008 and 2007, $9,388,005 and $6,796,738 was invested in the Stable Value Fund (Fund).  The Fund is a common collective trust that is held in the general account of Fidelity.  The Fund invests in fully benefit responsive guaranteed investment contracts.  The crediting interest rates are fixed for the life of the underlying investments or change quarterly.  The average yields for the years ended December 31, 2008 and 2007 were approximately 3.77% and 4.49%, respectively.

(c)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account. Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. Participant loans are valued at their outstanding balance, which approximates fair value. The loans bear interest at the prime rate plus 1% and have maximum terms of 5 years, except for loans for primary residences, which may have a term of up to 10 years. The interest rates on loans outstanding were 5% to 10.50% at December 31, 2008 with maturity dates ranging from January 2009 to September 2035.

(2)	Plan Description

The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (IRC). The plan was amended April 1, 2006.  The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan’s assets and valuation of the individual participant’s accounts.

Effective March 1, 2008, the FSS Air Holdings, Inc. and Subsidiaries Retirement Plan was merged into the Plan as a result of an acquisition made by the Company.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.  The mutual fund’s net assets transferred from Merrill Lynch to Fidelity Investments were $20,582,903.

Employees who have completed 1 month of service and are over the age of 18 are eligible to participate in the Plan.  Plan entry dates are the first day of January, April, July or October following eligibility.

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, the participants would become 100% vested in their accounts.

Each terminated participant is assessed an annual administrative fee which varies based upon the number of participants and rates negotiated by the Employer. All other plan expenses with the exception of loan and distribution fees are paid by the Employer.

(Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(b)	Contributions

The Employer matching contribution is equal to 70% of the first 8% of compensation.

Participants may annually contribute any percentage of their annual compensation, subject to annual IRC limitations ($15,500 in 2008 and $15,500 in 2007). The contributions are invested at the direction of the participant in a variety of investment options.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Employer’s discretionary contributions and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Benefit Payments

Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement (age 59½), financial hardship, or termination of employment. Distributions are made in a lump-sum cash payment. Vested account balances up to but not exceeding $5,000 for terminated participants will be automatically distributed.

Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2008 or 2007.

(e)	Vesting

Participant contributions and employer discretionary profit sharing contributions and the earnings thereon are fully vested at all times. Vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

Years of service	Nonforfeitable Vested percentage
1	33.33%
2	66.67%
3	100.00%

At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $4,000 and $141,000, respectively. These accounts will be used to reduce future Employer contributions. During 2008 and 2007 Employer contributions were reduced by approximately $235,000 and $0, respectively, from forfeited nonvested accounts.

(Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3)	Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements and subsequently adopted certain related FASB staff positions.  Statement 157 defines fair value as the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.  Statement 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices for similar assets in active markets;
•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets, quoted prices for identical or similar assets in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Company Stock	$2,786,628			2,786,628

Mutual Funds	59,073,619			59,073,619

Money Market Funds	4,362,622			4,362,622

Guaranteed Interest Account		9,388,005		9,388,005

Loans to Participants			2,495,256	2,495,256

Total Assets Measured at FV	$66,222,869	9,388,005	2,495,256	78,106,130

The Plan’s valuation methodology used to measure the fair values of company stock, mutual funds and money market funds was derived from quoted market prices as substantially all of these instruments have active markets.  The valuation methodology used to measure the fair value of guaranteed interest account was derived from the market value of the underlying investments using information reported by the investment advisor in the audited financial statements of the Stable Value Fund at year end.   The participant loans are secured by the vested account balances of the borrowing participants and their carrying values approximated their fair value at December 31, 2008.

(Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other markets participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the period ended December 31, 2008.

Loans to Participants

Beginning Balance	$1,790,549

Total gains or losses (realized/unrealized)
Included in earnings	---
Included in other comprehensive income	---
Purchases, Issuances and Settlements	704,707
Transfers in and/or out of level 3	---

Ending Balance	$2,495,256

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

Fair value 2008

Fidelity Stable Value Fund	$9,388,005
Fidelity International Discovery	6,999,180
Fidelity Capital Appreciation Fund	5,949,542
Fidelity Freedom Fund 2020	4,608,082
Fidelity Retirement Govt Money Market	4,362,622
Fidelity Freedom Fund 2015	4,108,533
Royce Value Plus Ser Fund	4,042,627

Fair value 2007

Fidelity International Discovery	$11,931,067
Fidelity Capital Appreciation Fund	9,879,325
Royce Value Plus Ser Fund	6,900,071
Fidelity Stable Value Fund	6,796,738
Air Methods Corporation Common Stock	6,135,153
Rainer Small/Mid Cap	5,694,352
ABF Large Cap Value Fund	4,487,120

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Net appreciation (depreciation) in fair value for the year ended December 31, including realized and unrealized gains and losses, was as follows:

	2008	2007

Mutual funds	$(36,295,087)	894,898

Air Methods Corporation Common Stock	(4,810,223)	2,519,540

	$(41,105,310)	3,414,438

(5)	Federal Income Taxes

As of December 31, 2008 and 2007, the Plan operates under an opinion letter dated October 9, 2003 from the Internal Revenue Service stating that the Plan constitutes a qualified Plan under section 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under provisions of applicable sections of the IRC.  The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Risks and Uncertainties

Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Related Party Transactions

Certain Plan investments are shares of money market funds and mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions under ERISA.  Personnel and facilities of the Employer have been used to perform administrative functions for the Plan at no charge to the Plan.  In addition, the Plan holds common shares of Air Methods Corporation, the Plan Sponsor, which also qualifies as a party-in-interest transaction.  Participant loans also qualify as party-in-interest transactions.

(8)	Reconciliation to 5500

Total 2008 and 2007 contributions and the December 31, 2008 and 2007 accrual for excess contributions included in the financial statements are approximately $100,000 and $40,000 different than the amount shown on the 5500 due to an accrual for excess contributions recorded in the financial statements, which is not recorded in the 5500.

(Continued)

Schedule H

AIR METHODS CORPORATION 401(k) PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

 December 31, 2008

Employer Identification Number: 84-0915893
Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of issuer, borrower,
	lessor, or similar party	Description of investment	Current value

*	Fidelity Value Fund	Mutual Fund	$1,716,020

*	Fidelity Leveraged Co Stk Fund	Mutual Fund	1,972,577

*	Fidelity Real Estate Invs Fund	Mutual Fund	383,009

*	Fidelity Balanced Fund	Mutual Fund	3,128,838

*	Fidelity International Discovery Fund	Mutual Fund	6,999,180

*	Fidelity Cap Appreciation Fund	Mutual Fund	5,949,542

*	Fidelity Freedom Income	Mutual Fund	91,519

*	Fidelity Freedom 2000	Mutual Fund	77,083

*	Fidelity Freedom 2010 Fund	Mutual Fund	1,742,322

*	Fidelity Freedom 2020 Fund	Mutual Fund	4,608,082

*	Fidelity Freedom 2030 Fund	Mutual Fund	3,167,937

	Spartan US Equity Index Fund	Mutual Fund	1,697,118

*	Fidelity US Bd Index Fund	Mutual Fund	2,021,324

*	Fidelity Freedom 2040 Fund	Mutual Fund	1,410,486

*	Fidelity Total Bond Fund	Mutual Fund	3,833,178

*	Fidelity Freedom 2005 Fund	Mutual Fund	106,828

*	Fidelity Freedom 2015 Fund	Mutual Fund	4,108,533

*	Fidelity Freedom 2025 Fund	Mutual Fund	2,001,715

*	Fidelity Freedom 2035 Fund	Mutual Fund	1,192,524

*	Fidelity Freedom 2045 Fund	Mutual Fund	355,142

*	Fidelity Freedom 2050 Fund	Mutual Fund	202,969

	Rainer Small Mid Cap Fund	Mutual Fund	3,276,990

	ABF Large Cap Value Fund	Mutual Fund	2,664,311

	NB Partners Trust Fund	Mutual Fund	2,060,283

	RS Partners A Fund	Mutual Fund	132,254

	Royce Opportunity S Fund	Mutual Fund	131,228

	Royce Value Plus Ser Fund	Mutual Fund	4,042,627

*	Fidelity Ret Govt MM Fund	Cash & Cash Equivalent	4,362,622

*	Fidelity Stable Value Fund	Guaranteed Interest Account	9,388,005

*	Air Methods Corporation Common Stock	Company Stock	2,786,628

*	Participant loans (interest rates ranging from 5.0 % to 10.50%), maturity dates January 2009 to September 2035 secured by participant account balances		2,495,256

			$78,106,130

* Represents a party-in-interest.

See accompanying report of Independent Registered Public Accounting Firm.